December 7, 2004

Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 0304
Washington, DC 20549
USA

Attention: Mr. John Reynolds

Dear Sirs:

Re: Entrée Gold Inc. - File No. 0-50982

This letter is written to confirm:

1. we are responsible for the adequacy and accuracy of the disclosure in our filings;

2. staff comments or changes to disclosure in response to staff comments in our filings reviewed by the staff do not foreclose the Commission from taking any action with respect to our filings; and

3. we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you find the foregoing to be in order. Should you have any questions, please do not hesitate to contact us.

Yours truly,
ENTRÉE GOLD INC.

/s/ Gregory Crowe

Gregory Crowe
President, CEO and Director